Exhibit 19.1
SL Green Realty Corp.
INSIDER TRADING POLICY
Amended and Restated on November 15, 2024
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I.PURPOSE
In the course of conducting the business of SL Green Realty Corp. (together with its subsidiaries, the “Company”), you may come into possession of material information about the Company or other entities that is not available to the investing public (referenced herein as “material nonpublic information,” as explained in greater detail below). You have a legal and ethical obligation to maintain the confidentiality of material nonpublic information. Generally, it is illegal and a violation of Company policy to trade in securities of the Company or certain other entities, such as tenants, suppliers and other business partners of the Company, while you are in possession of material nonpublic information about the Company or such other entity obtained in the course of your position with the Company.
The Company’s Board of Directors has adopted this Policy in order to ensure compliance with the law and to avoid the appearance of improper conduct by anyone associated with the Company.
It is also Company policy to comply with applicable securities laws concerning trading on the Company’s behalf in Company securities.
II.PERSONS SUBJECT TO THIS POLICY
The procedures and restrictions set forth in this Policy apply to all Company officers, directors and employees, wherever located. The Company also may determine that other persons, such as contractors or consultants, who have access to material nonpublic information, should be subject to this Policy. This Policy also applies to family members, such as spouses, minor children, adult family members who share the same household, and any other person or entity whose securities trading decisions are influenced or controlled by the officer, director or employee (collectively, “Related Insiders”).
III.TRANSACTIONS SUBJECT TO THIS POLICY
This Policy applies to transactions in common stock, preferred stock, bonds and other debt securities, options to purchase common stock, convertible debentures and warrants, as well as derivative securities whether or not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s securities. Transactions subject to this Policy also include gifts of Company securities, which may include gifts to trusts for estate planning purposes, as well as donations to a charitable organization. See Section VII, “Special Transactions” and Section VIII, “Prohibited Transactions” for further discussion of certain types of securities and transactions.
To avoid even the appearance of impropriety, additional restrictions on trading Company securities apply to directors, officers and certain designated employees who have regular access to material nonpublic information about the Company. These restrictions are set forth in Section X, “Additional Requirements for Directors, Officers and Designated Employees,” which prohibits directors, officers and designated employees from trading in Company securities outside of specified window periods and requires pre-clearance for all transactions in Company securities.
IV.INDIVIDUAL RESPONSIBILITY
Each person subject to this Policy is individually responsible for complying with this Policy and ensuring the compliance of any Related Insiders whose transactions are subject to this Policy. Accordingly, you should make your family and household members aware of the need to confer with you before they trade in Company securities, and you should treat all such transactions for purposes of this Policy and applicable securities laws concerning trading while in possession of material nonpublic information as if the transactions were for your own account.
In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company or any other Company employee pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.
V.MATERIAL NONPUBLIC INFORMATION
What is Material Information? Under Company policy and United States laws, information is material if:
•there is a substantial likelihood that a reasonable investor would consider the information important in determining whether to trade in a security; or
•the information, if made public, likely would affect the market price of a company’s securities.
Information may be material even if it relates to future, speculative or contingent events and even if it is significant only when considered in combination with publicly available information. Material information can be positive or negative. Nonpublic information can be material, even with respect to companies that do not have publicly-traded stock, such as those with outstanding bonds.
Depending on the facts and circumstances, information that could be considered material includes, but is not limited to, information pertaining to the following:
•earnings announcements or guidance, or changes to previously released announcements or guidance;
•other unpublished financial results;
•gain or loss of a substantial tenant;
•significant purchase or sale of property or assets;
•writedowns and additions to reserves for bad debts;
•expansion or curtailment of operations and business disruptions;

•a cybersecurity incident or risk that may adversely impact the Company’s business, reputation or share value;
•pending or threatened significant litigation or government action, or the resolution thereof;
•a pending or proposed merger, acquisition, tender offer or joint venture;
•changes in analyst recommendations or debt ratings;
•events regarding the Company’s securities (e.g., defaults on senior securities, calls of securities for redemption, repurchase plans, stock splits, changes in dividends, changes to the rights of securityholders or an offering of additional securities);
•changes in control of the Company or extraordinary management developments;
•extraordinary borrowing or other financing transactions out of the ordinary course;
•liquidity problems or impending bankruptcy; or
•changes in auditors or auditor notification that the Company may no longer rely on an audit report.
What is Nonpublic Information? Information is considered to be nonpublic unless it has been adequately disclosed to the public. This means that the information must be publicly disseminated and sufficient time must have passed for the securities markets to digest the information.
It is important to note that information is not necessarily public merely because it has been discussed in the press or on social media, which will sometimes report rumors. You should presume that information is nonpublic, unless you can point to the official release of that information by the Company in at least one of the following ways:
•publicly available filings with the U.S. Securities and Exchange Commission (the “SEC”); or
•issuance of press releases via major newswire such as Dow Jones or Reuters.
You may not attempt to “beat the market” by trading simultaneously with, or shortly after, the official release of material information. Although there is no fixed period for how long it takes the market to absorb information, out of prudence a person in possession of material nonpublic information should refrain from any trading activity until the second business day following the official release of such information.
Twenty-Twenty Hindsight. If securities transactions ever become the subject of scrutiny, they are likely to be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how the transaction may be construed in hindsight. If you have any questions or uncertainties about this Policy or a proposed transaction, please ask the General Counsel.
VI.“TIPPING” MATERIAL NONPUBLIC INFORMATION IS PROHIBITED
In addition to trading while in possession of material nonpublic information, it is also illegal and a violation of this Policy, to provide such information to another (“tipping”) who may trade or to advise another to trade on the basis of such information. This Policy applies regardless of whether the person or entity who receives the information, the “tippee,” is related to you and regardless of whether you receive any monetary benefit from the tippee.
VII.SPECIAL TRANSACTIONS
The trading restrictions in this Policy do not apply in the case of the following transactions, except as specifically noted:
i.Employee Stock Purchase Plan. The trading restrictions in this Policy do not apply to purchases of Company stock in the employee stock purchase plan resulting from periodic payroll contributions to the plan under an election made at the time of enrollment in the plan. The trading restrictions also do not apply to purchases of Company securities resulting from lump sum contributions to the plan, provided that you elected to participate by lump sum payment at the beginning of the applicable enrollment period. The trading restrictions do apply, however, to an election to participate in the plan or changes in payroll contributions made outside of an open enrollment period and to subsequent sales of Company stock purchased under the plan.
ii.Operating Partnership Units. The trading restrictions in this Policy do not apply to (i) the conversion of LTIP units in SL Green Operating Partnership L.P. (the “Partnership”) into common units in the Partnership and (ii) the exchange of Partnership common units for Company common stock (but not cash) pursuant to the exchange right contained in the partnership agreement of the Partnership.
iii.Stock Option Plans. The trading restrictions in this Policy do not apply to exercises of: (i) stock options where no Company common stock is sold in the market to fund the option exercise price or related taxes (i.e., a net exercise or where cash is paid to exercise the option) or (ii) a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. The trading restrictions do apply, however, to subsequent sales of Company common stock received upon the exercise of options in which the proceeds are used to fund the option exercise price (i.e., a cashless exercise of options) or related taxes.
iv.Restricted Stock Awards and Restricted Stock Units. The trading restrictions in this Policy do not apply to the vesting of restricted stock or the settlement of restricted stock units, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or settlement of any restricted stock units. The trading restrictions do apply, however, to any market sale of restricted stock or sale of Company common stock received upon the settlement of restricted stock units.
v.Dividend Reinvestment Plan. The trading restrictions in this Policy do not apply to purchases of Company securities under the Company’s dividend reinvestment plan resulting from your reinvestment of dividends paid on Company securities. The trading restrictions do apply, however, to: (i) voluntary purchases of

Company securities resulting from additional contributions you choose to make to the dividend reinvestment plan; (ii) your election to participate in the plan or change your level of participation in the plan; and (iii) your sale of any Company securities purchased pursuant to the plan.
vi.Other Similar Transactions. Any other purchase of Company securities directly from the Company or sales of Company securities directly to the Company may be exempted from the trading restrictions of this Policy with approval by the General Counsel or the Board of Directors.
VIII.PROHIBITED TRANSACTIONS
Due to the heightened legal risk associated with the following transactions, the individuals subject to this Policy may not engage in the following:
i.Publicly-Traded Options. You may not trade in options, warrants, puts and calls or similar instruments on Company securities. Given the relatively short term of publicly-traded options, transactions in options may create the appearance that a director, officer or other employee is trading based on material nonpublic information and focus a director’s, officer’s or other employee’s attention on short-term performance at the expense of the Company’s long-term objectives.
ii.Short Sales. You may not engage in short sales of Company securities. A short sale has occurred if the seller (i) does not own the securities sold or (ii) does own the securities sold, but does not deliver them within 20 days or place them in the mail within five days of the sale. Short sales may reduce a seller’s incentive to seek to improve the Company’s performance and often have the potential to signal to the market that the seller lacks confidence in the Company’s prospects.
iii.Margin Accounts and Pledges. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company securities, you may not hold Company securities in a margin account or otherwise pledge Company securities as collateral for a loan.
iv.Hedging Transactions. You may not engage (directly or indirectly) in hedging transactions, or otherwise engage in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Company securities. Hedging transactions include (but are not limited to) collars, equity swaps, exchange funds and prepaid variable forward sale contracts. Hedging transactions may allow a director, officer or other employee to continue to own Company securities, but without the full risks and rewards of ownership. This may lead to the director, officer or other employee no longer having the same objectives as the Company’s other shareholders.
v.Standing and Limit Orders. You may not place standing or limit orders on Company securities, unless executed as part of an approved Rule 10b5-1 Plan discussed in section IX of this Policy. Standing and limit orders create heightened risks for insider trading violations because there is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result, the broker could execute a transaction when you possess material nonpublic information.
IX.RULE 10B5-1 TRADING PLANS
Notwithstanding the prohibition against insider trading, SEC Rule 10b5-1 provides an affirmative defense against insider trading liability under Rule 10b-5. A person subject to this Policy can rely on this defense and trade in Company securities, regardless of their awareness of material nonpublic information, if the transaction occurs pursuant to a pre-arranged written trading plan (“Rule 10b5-1 Plan”) that was entered into when the person was not in possession of material nonpublic information and that complies with the requirements of Rule 10b5-1. Directors and officers subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (collectively, “Section 16 Insiders”) should be aware that the Company will be required to make quarterly disclosures regarding all Rule 10b5-1 Plans entered into, amended or terminated by Section 16 Insiders and to include the material terms of such plans, other than pricing information.
Anyone subject to this Policy who wishes to enter into a Rule 10b5-1 Plan must submit the Rule 10b5-1 Plan to the General Counsel for approval at least five business days prior to the planned entry into the Rule 10b5-1 Plan. Rule 10b5-1 Plans may not be adopted by a person when he or she is in possession of material nonpublic information about the Company or its securities and must comply with the requirements of Rule 10b5-1 (including specified waiting periods and limitations on multiple overlapping plans and single trade plans).
Once the Rule 10b5-1 Plan is adopted, you must not exercise any subsequent influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. You may amend or replace a Rule 10b5-1 Plan only during periods when trading is permitted in accordance with this Policy, and you must submit any proposed amendment or replacement of a Rule 10b5-1 Plan to the General Counsel for approval prior to adoption. You must provide notice to the General Counsel prior to terminating a Rule 10b5-1 Plan. You should understand that a modification or termination of a Rule 10b5-1 Plan may call into question your good faith in entering into and operating the plan (and therefore may jeopardize the availability of the affirmative defense against insider trading allegations).
X.ADDITIONAL REQUIREMENTS FOR DIRECTORS, OFFICERS AND DESIGNATED EMPLOYEES
This Section X provides additional requirements and procedures that apply to all Company directors, all officers subject to Section 16 of the Exchange Act, all employees holding the title of Executive Vice President or higher and certain other employees designated by either the General Counsel or the Chief Financial Officer due to such employees having access to material nonpublic information about the Company.
A. Pre-Clearance Procedures
Those persons subject to this Section X, as well as their Related Insiders, may not engage in any transaction involving the Company’s securities (including the exercise of stock options, gifts, loans, contributions to a trust or any other transfers) without first obtaining pre-clearance of the transaction from the General Counsel. Each proposed transaction will be evaluated to determine if it raises insider trading concerns or other concerns under federal securities laws and regulations. Any advice will relate solely to the restraints imposed by law and will not constitute advice regarding the investment aspects of any transaction. Clearance of a transaction must be re-requested if the transaction order is not placed within 48 hours of obtaining pre-clearance. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.
When requesting pre-clearance, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about the Company, and should describe fully those circumstances to the General Counsel. The requestor also should indicate whether he or she has effected any non-exempt “opposite-way” transactions within the past six months.
Notwithstanding the foregoing, pre-clearance is not required for any trades made pursuant to a pre-arranged Rule 10b5-1 Plan adopted in accordance with the requirements of this Policy. Pre-clearance also is not required for the “Special Transactions” to which the Policy does not apply, as described in section VI of this Policy.
B. Window Periods
Those persons subject to this Section X, as well as their Related Insiders, may not trade in the Company’s securities (except by means of pre-arranged Rule 10b5-1 Plans established in compliance with this Policy) other than during an open Window Period. “Window Period” means the period (i) beginning on the second business day following the release to the public of the Company’s earnings for the preceding fiscal quarter and (ii) ending on the last day of the third month of the fiscal quarter in which such earnings were released.
From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. The may cause the Company to not open the Window Period when it would normally commence or to close the Window Period earlier than it would otherwise close. The existence of an event-specific modification to the Window Period will not be announced. If, however, you request pre-clearance to trade in the Company’s securities and are informed by the General Counsel of an event-specific modification to the Window Period, without disclosing the reason for the blackout, you should not disclose the existence of the modification to any other person.
C. Prohibition on Short-Term Trading
Those persons subject to this Section X, as well as their Related Insiders, may not sell any Company securities of the same class (which includes any other securities that are convertible or exchangeable into such class) during the six months following the purchase of Company securities (or vice versa).
Section 16 Insiders shall comply with the reporting requirements of Section 16 of the Exchange Act and the SEC rules thereunder and, if applicable, Rule 144 under the Securities Act of 1933, as amended. The Company has implemented procedures to assist Section 16 Insiders in the timely filing of all required reports under Section 16 of the Exchange Act.
XI.REPORTING VIOLATIONS
You should refer suspected violations of this Policy to the General Counsel.

XII.POST-TERMINATION TRANSACTIONS
This Policy continues to apply to transactions in Company securities even after a person’s service with the Company is terminated or concluded. If a person is in possession of material nonpublic information when his or her service terminates or concludes, that individual may not trade in Company securities until that information has become public or is no longer material. Questions or concerns on whether any continuing nonpublic information remains material should be directed to the General Counsel. Although the pre-clearance procedures specified in Section X will cease to apply upon termination of service, individuals subject to a quarterly Window Period at the time of termination or conclusion of service may not trade in Company securities until the Window Period opens (unless the Window Period is open at the time of such termination or conclusion).
XIII.PENALTIES FOR VIOLATIONS OF THE INSIDER TRADING LAWS AND THIS POLICY
In the United States and many other countries, the personal consequences to you of illegal insider trading can be severe. In addition to injunctive relief, disgorgement and other ancillary remedies, U.S. law empowers the government to seek significant civil penalties against persons found liable of insider trading, including as tippers or tippees. The amount of a penalty could total three times the profits made or losses avoided. The maximum penalty may be assessed even against tippers for the profits made or losses avoided by all tippees, including remote tippees (i.e., others who may have been tipped by the tippee). Further, civil penalties can be imposed on any person who “controls” a person who engages in illegal insider trading.
Criminal penalties also may be assessed for insider trading. Any person who “willfully” violates certain provisions of the U.S. federal securities laws may be fined up to $5 million ($25 million for entities) and/or imprisoned for up to 20 years. Subject to applicable law, Company employees who violate this Policy also may be subject to discipline by the Company, up to and including termination of employment. Needless to say, a violation of law, or even a governmental or regulatory investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a person’s career.
XIV.ADMINISTRATION
The General Counsel may adopt such reasonable procedures as he or she shall deem necessary or desirable to implement or administer this Policy.

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